Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

CONTINUING CONNECTED TRANSACTIONS

PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

In order to comply with various requirements under Chapter 14A of the Listing Rules in respect of continuing connected transactions of the Company, on 21 December 2020, the Company has renewed the Property Management Framework Agreement with CSAGPMC for a term of three years commencing from 1 January 2021 to 31 December 2023.

As the applicable percentage ratios (other than the profits ratio) for the Property Management Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property Management Framework Agreement are only subject to the reporting and announcement requirements and are exempt from the independent shareholders’ approval requirement under the Listing Rules.

1.	PROPERTY MANAGEMENT FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 19 December 2017 where the Company announced that the Company and CSAGPMC entered into the Existing Property Management Framework Agreement.

As the Existing Property Management Framework Agreement shall expire soon and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company has entered into the new Property Management Framework Agreement with CSAGPMC on 21 December 2020 (after trading hours) for a term of three years from 1 January 2021 to 31 December 2023 to renew the property management and maintenance transactions originally covered under the Existing Property Management Framework Agreement and to enter into property management and maintenance transactions in relation to additional properties of the Company.

Subject Matter

Pursuant to the Property Management Framework Agreement, the Company has renewed the appointment of CSAGPMC for the provision of property management and maintenance services for the Company’s properties in the Guangzhou region in addition to the Company’s properties at the old Airport area, the new Baiyun International Airport and their surroundings for a term of three years commencing from 1 January 2021 to 31 December 2023. The property management and maintenance services to be provided by CSAGPMC under the Property Management Framework Agreement include (i) ensuring that the Company’s facilities in the production area, office area and living area of the old Baiyun Airport area, the China Southern Airlines building, the new Baiyun Airport and their surroundings are kept in an ideal condition and that the equipment in those areas are in normal operation; (ii) managing and carrying out maintenance in the old Baiyun Airport area, the China Southern Airlines building and their surrounding properties; (iii) managing and carrying out maintenance in the properties rented by the Company in the China Southern Airlines base and the terminal building of the new Baiyun Airport; (iv) managing and carrying out maintenance in the 110KV electrical substation in the new Baiyun Airport; (v) managing the operation of and carrying out maintenance in the high and low voltage transformer and distribution equipment in the Guangzhou freight station; and (vi) providing the water and electricity charge agency services.

The additional management and maintenance services to be provided by CSAGPMC under the Property Management Framework Agreement mainly include carrying out property management services in certain office buildings and the properties of dormitory complexes in the Guangzhou region and providing pandemic prevention services.

To implement the property management and maintenance transactions contemplated under the Property Management Framework Agreement, separate implementation agreement(s) will be entered into between the parties in respect of each of the property management and maintenance services, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the Property Management Framework Agreement. The management and maintenance services fee is payable within the time period set out in the invoice to be delivered to the Company.

The management and maintenance services fee shall be determined at an arm’s length basis between both parties and determined by multiplying the building area of each relevant property by the comprehensive property management unit fee of the applicable type of property as agreed by the parties. The comprehensive property management unit fees of the various types of properties shall be determined by the Company and CSAGPMC (i) with reference to the special circumstances in relation to the usage by the Company of such properties; (ii) according to the building areas of the various types of properties of the Company; and (iii) in combination with the comprehensive base service fees of the same types of properties in the market and other adjustment factors. The management and maintenance services fee charged should not be higher than the one charged by any independent third parties in the similar industries.

The Company will fund the management and maintenance services fee wholly by its internal resources.

Historical Figures and Annual Cap

The aggregate historical management and maintenance services fee incurred by the Group under the Property Management Framework Agreement were approximately RMB106 million (audited), RMB148.01 million (audited) and RMB109.81 million (unaudited) for each of the two years ended 31 December 2018, 2019 and the period from 1 January to 30 September 2020, respectively. The previous annual cap for the Existing Property Management Framework Agreement was set at RMB155 million for each of the three years ending 31 December 2018, 2019 and 2020, respectively.

The annual cap for the management and maintenance services fee payable pursuant to the Property Management Framework Agreement is set at RMB167 million for each of the three years ending 31 December 2021, 2022 and 2023, respectively.

The annual cap is determined at an arm’s length negotiation between both parties with reference to (i) the original annual caps and the actual transaction amount for each of the two years ended 31 December 2018, 2019 and the period from 1 January to 30 September 2020; (ii) the expected increase in the coverage of properties under the Property Management Framework Agreement, including the Company’s certain office buildings and dormitory complexes in the Guangzhou region; and (iii) the expected increase in the variety of services to be provided by CSAGPMC, including dormitory management services and pandemic prevention services.

Reasons for and Benefits of entering into the Property Management Framework Agreement

CSAGPMC is a professional property management company under CSAH. It is familiar with the locations, functions, usage, management and other actual conditions of the Company’s properties in the Guangzhou region and has been able to assist the Group to make efficient and orderly use of its property resources based on its rich experience in property management. With the business development of the Company, a portion of property area is to be added to the scope of the Property Management Framework Agreement so that CSAGPMC can provide the Company with standardised and consistent property management services in respect of such area and other properties of the Company under the Property Management Framework Agreement. The renewal of the Property Management Framework Agreement with CSAGPMC enables CSAGPMC to ensure that the consistently high-quality property management services can be continuously provided to the Group.

The Board (including the independent non-executive Directors) considers that the terms of the Property Management Framework Agreement and the cap in respect thereof are fair and reasonable and are in the interests of the shareholders of the Company as a whole. The Board (including the independent non-executive Directors) considers that the transactions contemplated under the Agreement are on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and its shareholders as a whole.

2.	IMPLICATIONS UNDER THE LISTING RULES

CSAH is the controlling shareholder of the Company, directly and indirectly holding approximately 60.42% of the issued share capital of the Company as at the date of this announcement, and is therefore a connected person of the Company under the Listing Rules. As CSAGPMC is a wholly-owned subsidiary of CSAH as at the date of this announcement, it is an associate of CSAH and a connected person of the Company under the Listing Rules. The transactions contemplated under the Property Management Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for the Property Management Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Property Management Framework Agreement are only subject to the reporting, announcement and annual review requirements and exempt from the independent shareholders’ approval requirement under the Listing Rules.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in respect of the resolution to approve the Property Management Framework Agreement. All the remaining four Directors who were entitled to vote unanimously approved the resolutions approving the Property Management Framework Agreement. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the articles of association of the Company.

3.	GENERAL INFORMATION

The principal business activity of the Company is that of civil aviation.

The principal business activity of CSAGPMC is that of management of real property. It is a wholly-owned subsidiary of CSAH. CSAH is a state-owned enterprise established in the PRC. The principal business activities of CSAH are (i) operating wholly state-owned assets and state-owned equity formed through the state’s investments in the Group and in the other enterprises which the Group invested in; and (ii) engaging in operations in air transportation, as well as other relevant industries including financial management, construction and development and media and advertising through CSAH’s subsidiaries.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“CSAGPMC”	China Southern Airlines Group Property Management Company Limited (中國南航集團物業管理有限公司), a company validly existing under the laws of the PRC and a wholly-owned subsidiary of CSAH

“CSAH”	China Southern Air Holding Company Limited (中國南方航空集 團有限公司), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	directors of the Company

“Existing Property Management Framework Agreement”	the property management framework agreement dated 19 December 2017 entered into between the Company and GCSAPMC for a term of three years from 1 January 2018 to 31 December 2020

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Property Management Framework Agreement”	the new framework agreement for the engagement of property management dated 21 December 2020 entered into between the Company and CSAGPMC for a term of three years from 1 January 2021 to 31 December 2023

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board of
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

21 December 2020

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.